

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Mr. Peter Reichard
President
Europa Acquisition, Inc., et al
100 Europa Drive, Suite 455
Chapel Hill, NC 27517

     Re: **Europa Acquisition VI, Inc., File No. 000-54215**
              Europa Acquisition VII, Inc., File No. 000-54216
              Europa Acquisition VIII, Inc., File No. 000-54217
              Form 10-12G/A
              Filed March 17, 2011

Dear Mr. Reichard:

     We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Pamela Long
                    Assistant Director

cc: Gregg E. Jaclin (*via facsimile at* (732) 577-1188)